April 15, 2008

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Mr. Ed Kelly
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Subject:
WMS Industries Inc.
Form 10-K for the fiscal year ended June 30, 2007
Forms 10-Q for the periods ended September 30, 2007 and
December 31, 2007
File No. 1-8300

Dear Messers Decker, Kelly and Gordon:

On behalf of WMS Industries Inc. (the “Company,” “WMS,” “We,” or “Us”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) as set forth in the SEC Staff’s comment letter dated March 25, 2008.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the SEC Staff’s comments. We have set forth below, in italics, the text of the SEC Staff’s comment prior to each response in the same order as presented in the SEC Staff’s letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

SEC Staff Comment:

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

When applicable, this response letter and attachments include examples of the additional disclosures and other revisions we propose to make in future filings, beginning with our Annual Report on Form 10-K for the year ended June 30, 2008.

SEC Staff Comment:

Financial Statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page F-6.

2.
We have reviewed your response to prior comment 2. It appears that you are presenting the number of shares issued under the column titled “Common Shares Outstanding” within Attachment A. As such, please revise the title to appropriately reflect that the column pertains to the number of common shares issued, and not outstanding. Additionally, please revise the title of the column titled “Treasury Shares Outstanding” to appropriately reflect that these shares are held as treasury stock, instead of being outstanding.

Response:

We agree with the SEC Staff comment. Attachment A to this letter provides an illustration of the proposed revisions to the column headings in our Consolidated Statement of Stockholders’ Equity and Comprehensive Income. The proposed revisions will be made in our future Annual Reports on Form 10-K.

SEC Staff Comment:

3.
It does not appear that you have given retroactive effect for your stock split to the two columns added pursuant to prior comment 2 — “Common Shares Outstanding” and “Treasury Shares Outstanding.” The number of shares presented within your statements of stockholders’ equity should agree to the number of shares presented on the face of your balance sheet.

Response:

As noted in our response letter dated March 19, 2008 to Comment #3 from the SEC Staff in their letter dated February 28, 2008, the par value of $0.50 per share did not change as a result of the stock split effected in the form of a stock dividend. Therefore, we recorded the stock dividend entry as a reduction to retained earnings in the amount of $8.3 million (16,624,363 additional shares issued * $0.50 par value) with a corresponding increase to common stock, in accordance with Chapter 7B, paragraph 10 of ARB No. 43. Since this transaction was recorded as a stock dividend, we believe the amount of additional common shares issued is properly reflected as of the date of the transaction and was not given retroactive effect to the prior period Common Stock shares issued or Treasury Shares Held as shown in Attachment A.  In our Form 10-K  for the year ended June 30, 2007,  we note that the parenthetical disclosure for Common shares issued as of June 30, 2006 in the Consolidated Balance Sheet inappropriately gives retroactive effect to the stock dividend. Since the June 30, 2006 balance sheet is no longer required to be presented in our future filings, the correct Common shares issued as of June 30, 2006 will be disclosed in the Consolidated Statement of Stockholders’ Equity and Comprehensive Income in our Annual Report  on Form 10-K  for the year ended June 30, 2008.

SEC Staff Comment:

Consolidated Statements of Cash Flows, page F-7

4.
We have reviewed your response to prior comment 5. You reference your response letter dated March 15, 2006 in concluding that the classification of advances in royalties within the cash used in investing activities section is appropriate. Based upon our review of the correspondence in 2006, it does not appear that advances in royalties were specifically discussed as a part of that review. Please tell us the amounts of increases and decreases in your cash flows related to advances in royalties for each period presented, including the interim period subsequent to your latest fiscal year. Please tell us in greater detail the nature and terms of these advance royalty payments and how they differ from royalty payments not made in advance. Please expand upon your conclusion that the classification of advances in royalties in the cash used in investing activities section is appropriate. In doing so, please also explain why advance royalty payments are treated as investing activities, while royalty payments not made in advance are treated as operating activities.

Response:

          Investments and advances in royalties, licensed technologies, patents, and trademarks include the following:

•	Payments to acquire or license technologies essential to the development of gaming operations equipment and products,
•	Upfront royalty advances or one-time license payments for rights to brand names, essential in the development of our gaming operations equipment and products, and
•	Payments to acquire or perfect patents and trademarks.

The agreements we enter to acquire or license technologies or brand name rights generally provide for either: a) cash paid upon signing the agreement for a fully paid up license; or b) cash paid as an advance of royalties to be earned out based upon the number of units sold or leased by us in the future. The payments for acquired or licensed technologies or brand names are classified as intangible assets on our Consolidated Balance Sheet.

Once we acquire or license the technology or brand names, the gaming machine product containing the technology or brand still has to be developed, tested and approved by the gaming regulators before commercialization, which can take from 12 months to 60 months after signing the agreement.  Because the licensed or acquired technologies and brand names are essential to the development, commercialization, and marketing of our products, we consider them to be productive assets and record the payments as intangible assets. Because these payments are investments or advances made several accounting periods prior to the actual commercialization of product sales or gaming operations equipment lease revenue being recognized, these payments for technologies and brand names are reflected as investing activities in our Consolidated Statements of Cash Flows.

          When the products using the technology or brand name are commercialized, we begin expense amortization of the amount previously capitalized.

•
In those cases where the agreement is for a paid up license or for an actual acquisition of the technology or brand, the cash is paid upon signing the agreement and the payment is subsequently amortized upon the future commercialization of the product based on the estimated life of the asset. In these cases, there is only one cash payment at the time of signing the agreement (classified on the Consolidated Statements of Cash Flows as cash flow from investing activities). In future periods, once the product containing the technology or brand name is commercialized, the amortization expense of the intangible asset is included as a non-cash adjustment of net income to arrive at cash flow from operating activities in the Consolidated Statements of Cash Flows.

•
In those cases where the agreement provides for an advance of royalties to be earned out based upon the number of units sold or leased by us, the cash payment for the royalty advance upon signing the license agreement is shown as a cash flow from investing activities in the Consolidated Statements of Cash Flows. This royalty advance is subsequently amortized in the future upon commercialization of the product based on the royalty rates provided in the license agreement, which is included as a non-cash adjustment of net income to arrive at cash flow from operating activities in the Consolidated Statements of Cash Flows. Once the royalty advance is fully amortized, and additional royalty payments are earned under the contract based upon the number of units sold or leased, such royalty fees are expensed in the period of sale or placement and paid to the licensor.  The cash payments of such royalties are included in cash flow from operating activities in the Consolidated Statements of Cash Flows.  Because the payments of royalties related to units sold or leased above the earn out thresholds are directly related to the accounting period and are not advances or investments (rather, a payment of royalty expense incurred in the accounting period) such payments are included in cash flow from operating activities in the Consolidated Statements of Cash Flows.

Attachment B contains a summary of cash payments for technology licenses and royalty advances shown as cash flows from both operating and investing activities in the Consolidated Statements of Cash Flows for fiscal years 2005, 2006, 2007 and for each of the three and six months ended September 30, 2007 and December 31, 2007, respectively.

We believe that the classification of royalty advances as cash flows used in investing activities is appropriate.  Paragraph 17(c) of SFAS 95 indicates that payments to acquire productive assets should be classified as investing activities. We believe the royalty advances paid under agreements to acquire rights to use third party technology and brand names are productive assets because they represent investments essential to the future development of revenue streams over a period of time resulting from the sale of new gaming machines to customers and gaming operations revenue related to participation gaming machines owned by us and placed at customers’ sites on a lease basis.

In addition, paragraphs 24 and 87 of SFAS 95 (Appendix B: Basis for Conclusion) recognizes that the most appropriate classification of items on the statement of cash flows will not always be clear. After considering the guidance in paragraphs 17(c), 24 and 87 of SFAS 95, as well as practice in our industry, we believe the most appropriate classification of these payments is to report these cash flows as investing activities in our Consolidated Statements of Cash Flows.

Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

/s/ Scott D. Schweinfurth
Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and
Treasurer

/s/ John P. Mcnicholas, Jr.
John P. McNicholas, Jr.
Vice President,
Controller and
Chief Accounting Officer